                                                                 EXHIBIT 12.1


COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO
 OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Mellon Bank Corporation (parent Corporation) (a)

----------------------------------------------------------------------------------------------------------------------------------
                                                                      Three months ended                      Six months ended
                                                                           June 30,                                June 30,
(dollar amounts in thousands)                                        1998             1997                  1998              1997
----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and equity in
 undistributed net income (loss) of subsidiaries                $  93,886          $21,490              $182,090          $ 51,528
Fixed charges: interest expense, one-third of
 rental expense net of income from subleases,
 trust-preferred securities expense and
 amortization of debt issuance costs                               51,703           43,631                98,818            87,434
----------------------------------------------------------------------------------------------------------------------------------
       Total earnings (as defined)                              $ 145,589          $65,121              $280,908          $138,962
----------------------------------------------------------------------------------------------------------------------------------
Preferred stock dividend requirements (b)                       $       -          $ 6,431              $ 13,347          $ 19,849
----------------------------------------------------------------------------------------------------------------------------------
Ratio of earnings (as defined) to fixed charges                      2.82             1.49                  2.84              1.59
Ratio of earnings (as defined) to combined fixed
 charges and preferred stock dividends                               2.82             1.30                  2.50              1.30
----------------------------------------------------------------------------------------------------------------------------------

(a) The parent Corporation ratios include the accounts of Mellon Bank Corporation (the "Corporation") and Mellon Financial Company, a wholly owned subsidiary of the Corporation that functions as a financing entity for the Corporation and its subsidiaries by issuing commercial paper and other debt guaranteed by the Corporation, and Mellon Capital I and Mellon Capital II, special purpose business trusts formed by the Corporation, that exist solely to issue Capital Securities. Because these ratios exclude from earnings the equity in undistributed net income (loss) of subsidiaries, these ratios vary with the payment of dividends by such subsidiaries.
(b) Preferred stock dividend requirements represent the pretax amounts required to cover preferred stock dividends.


                                       67